[COMMUNITY FINANCIAL GROUP, INC. LETTERHEAD]


February 5, 1998

Dear Shareholder:

          Your Board of Directors has adopted a Shareholders Rights Plan designed to ensure that shareholders receive protection against the consequences of an unsolicited proposal to acquire control of the Company that could prevent some of all of the shareholders from participating fully in the Company's value. More than 1,800 companies have considered it prudent to adopt shareholder protection plans similar to the one adopted by your Board.

          To implement the plan, the Board declared a dividend of one Right to acquire a common share of the Company for each common share outstanding on February 5, 1998. Generally, under the plan, upon the occurrence of one of certain specific events involving accumulation of the Company's common stock, whether directly or indirectly through accumulation of warrants, shareholders of the Company would be entitled to exercise their rights to acquire common shares of the Company, or shares of the acquiring company, at a substantial discount from the then prevailing market for equivalent securities. Accordingly, the existence of the Rights changes the economics of an unsolicited takeover attempt with the result that a prospective acquiror would be much more likely to negotiate with the Company, resulting in a fair price to all shareholders.

          A Right to purchase common shares is attached automatically to each outstanding common share on February 5, 1998. A Right will also attach to each common share issued thereafter, including shares issued upon exercise of warrants. No action by a shareholder is required at this time. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share, is not taxable to the Company or to you and will not change the way in which you can presently trade the Company's shares.

          The  plan should not interfere with any merger or other  business
combination  that   is  in  the  best  interest  of  the  Company  and  its
shareholders, since the Rights may be redeemed by the Board at $0.01 per Right prior to being triggered.
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          A summary of the terms of the  Shareholders  Rights  Agreement is attached. The summary is not complete and is qualified in its entirety by the Shareholders Rights Agreement relating thereto, a copy of which can be obtained from the corporate secretary of the Company. I encourage you to
read the summary.   Although  the details of the plan are complex, its goal
is simple: to provide equitable treatment for every shareholder.


Very truly yours,


Mack Linebaugh, President